February 9, 2012

Jay Mumford

Allicia Lamb

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

OICco Acquisition I, Inc.

Post-Effective Amendment No. 2 to Form S-1

Filed January 25, 2012

File No. 333-162084

Dear Mr. Mumford;

Please find below the comment responses to you letter dated February 6, 2012.

1. Your response to our prior comment 2 is unclear. Please confirm that you will be filing such reports.

The June 30, Sept. 30 and Dec. 31, 2011 reports are being prepared and will be filed.

2. We note your response to our prior comment 1. Please revise your filing so that it is a complete registration statement that addresses all items required by the form and includes all information required by the form regarding the registrant and the companies being acquired. For example, it is unclear why you have not provided the information required by Item 102 of Regulation S-K, Item 103 of Regulation S-K, Item 303 of Regulation S-K, Item 403 of Regulation S-K, Item 404 of Regulation S-K and the undertakings required by Item 512 of Regulation S-K. Please also file all exhibits required by Item 601 of Regulation S-K and revise your registration statement to include an exhibit index.

Disclosure added that the Company is not involved in any legal proceedings and has no property other than its lease as disclosed.  MD & A, security ownership and certain relationships added.   Undertakings added along with exhibits and exhibit index.

3. Please revise to clarify whether you intend for your securities to be traded on any markets. If so, please revise to disclose the identity of this market and to discuss the status of your application to be listed on such market.

Revised to clarify that the Company intends to have its securities traded on the OTC:BB but that there is no guaranty that the Company will ever be approved to trade on any exchange.

Prospectus Cover Page

4. Please revise to include the disclosure required by Item 501(b)(5) and (7) of Regulation S-K.

Cross reference to Risk Factors and Commission Legend added.

Part I: Information Required in Prospectus, page 4

5. Please revise your disclosure in this section to explain what the investors are being asked to do regarding this reconfirmation offering, including describing the purpose of this reconfirmation offering, a description of the acquisitions of the acquired companies and a description of the businesses of these acquired companies.

Disclosure added that the shareholders are being asked to reconfirm their investment given these proposed acquisitions and that such acquisitions will not be completed unless at least 80% of the investors reconfirm their offering.

Description of the acquisitions and the businesses moved to this section.

6. It is unclear why the disclosure in the sections: “Item 4- Use of Proceeds,” “Item 5 – Determination of Offering Price,” “Item 6- Dilution” and “Plan of Distribution” has not been updated to reflect the appropriate disclosure for this reconfirmation offering and information as of the most recent practicable date. Please revise or advise.

Updated to the most recent practicable date and including the results of the offering.

7. Please revise your disclosure to clarify the amount of proceeds from the initial offering, including the gross offering proceeds received to date, specifying the amounts paid for underwriter commissions, underwriting expenses and dealer allowances, amounts disbursed to the registrant, and amounts remaining in the escrow or trust account; and the specific amount, use and application of funds disbursed to the registrant to date, including, but not limited to, the amounts paid to officers, directors, promoters, controlling shareholders or affiliates, either directly or indirectly, specifying the amounts and purposes of such payments. See Rule 419(e)(1)(ii) of Regulation C.

Additional proceeds information added.

Financial Statements

8. Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X.

Statements updated as required under 8-08 at the time of the response.

September 30, 2011 Unaudited Financial Statements for OICco Acquisition I, Inc., page F-1

9. Please refer to your response to our prior comment 9. In light of the fact that the acquisition with Liberty has not yet closed, please revise to present the financial statements of OICco on pages F-1 through F-6 without the effects of the Liberty acquisition that has not yet closed.

Revised.

10. Since it appears that the OICco continues to be in the development stage as of September 30, 2011, as part of your revised interim financial statements or updated financial statements, please include the period from inception through your most current period presented for each applicable financial statement (i.e. statement of operations, cash flows and stockholders’ (deficit) equity, as applicable).

Additional Period added.

Information with Regard to the Acquisition Candidates, page 9

11. Please revise to include information required by Item 101 of Regulation S-K for both of the companies to be acquired. Your disclosure should clarify the status of the products and businesses of Liberty Electric Cars, Ltd. and the Imperial Automotive Group, Inc. including products those businesses currently sell and what products are still currently in development.

The below additional disclosure added where appropriate.

Business of Acquisition Candidates

On September 6, 2011, OICco Acquisition I, Inc. (“OICco”) entered into an exchange agreement with Liberty Electric Cars Ltd, a United Kingdom corporation  (Liberty) to exchange 45,000,000 shares of OICco in exchange for shares of  Liberty representing 100% of the issued and outstanding shares of Liberty.  At the closing of the Exchange Agreement (which is contingent upon a 80% reconfirmation vote under Rule 419), Liberty will become a wholly-owned subsidiary of OICco and OICco will acquire the business and operations of Liberty.  The Exchange Agreement contains customary representations, warranties, and conditions.

On September 7, 2011, OICco Acquisition I, Inc. and Liberty Electric entered into an Addendum to the Exchange Agreement in which it was agreed that upon the execution and effectiveness of the Exchange Agreement, Ian G. Hobday, Darren West, Barry Shrier and Jevon Thurston-Thorpe will be appointed to the Board of Directors of OICco Acquistion I, Inc.

On October 14, 2011, OICco Acquisition I, Inc. (“OICco”) entered into an exchange agreement with Imperial Automotive Group, Inc. to exchange 40,000,000 shares of OICco in exchange for 100% of the issued and outstanding shares of Imperial Automotive Group, Inc.  At the closing of the Exchange Agreement (which is contingent upon a 80% reconfirmation vote under Rule 419), Imperial Automotive Group, Inc. will become a wholly-owned subsidiary of OICco and OICco will acquire the business and operations of Imperial Automotive Group, Inc.  The Exchange Agreement contains customary representations, warranties, and conditions. Gary Spaniak, Sr., Gary Spaniak, Jr. and Charles Gary Spaniak III will be appointed as directors of OICco Acquisition I, Inc.

This will create the Liberty Automotive Group which will combine Liberty Electric Cars and Imperial Coachworks in to three operating divisions: Liberty E-Tech, Liberty E-Care, and Imperial Coachworks.

Liberty Electric Cars Limited (hereinafter the “Company”) was incorporated on November 10, 2006 in England and Wales with the registered number 05994519 under the name of The Good Club Limited. On February 12, 2008 the company changed its name to Liberty Europe Electric Cars Limited before settling on its current name on May 18, 2009.

Between 2006 and 2009, Liberty researched the globe for the best available components from which to build electric vehicles. Its ambitious aim was to build and put on to the road two pure electric 4x4 Range Rovers with each wheel powered by its own electric motor.

In 2009 it joined the Evadine project which was a UK Govt. sponsored program aimed at evaluating electric vehicles in the real world and collecting data from their use. This program allowed Liberty to realise its aim of building and testing the two pure electric Range Rovers. The Evadine program brought together a consortium of vehicle manufacturers, data collection experts and project managers. The project is running in conjunction with regional and national developments across the electric vehicle industry such as the development of recharging infrastructure, and is working closely with associated industry bodies such as breakdown service and insurance providers, supply chain industries and educational institutions to ensure the North East of England is leading the way in electric vehicle provision. The project consortium consists of Nissan, Smith Electric Vehicles in partnership with LTI, AVID Vehicles, Liberty Electric Cars, Newcastle University and One North East. Newcastle University’s Transport Operations Research Group will monitor and model the performance and use of the vehicles. The Project is being supported by the UK Governments Technology Strategy Board. Liberty is still part of this project which is due to complete in 2013.

The company used the project to develop new Drive Trains and unique Battery Management Systems to convert the extremely complex 4 x 4 Range Rover vehicle in to a zero emission vehicle and in November 2010 Liberty entered and successfully completed the Royal Automobile Club's first annual "Future Car Challenge" where they drove both of their electric Range Rovers from Bristol to London, ending with an exciting public display on Regent Street in London. In addition, they also displayed the vehicle at the House of Lords and held meetings with and provided test drives to several Lords.

In May 2011, the Company signed an agreement with Navistar LLC, a $15 billion turnover US truck manufacturer, to provide development services for an existing model of electric truck sold by them in North America (E Star), and after-sales support for 52 electric trucks operated by their customers in Europe.

In order to satisfy the requirements of this agreement the Company recruited the engineering team of the now defunct Modec business in the UK. The Company created a wholly owned subsidiary called LEC2 Limited which was incorporated on 10th May 2011 in England and Wales with the registered number 07628596 into which the previous Modec engineering team was placed.

The LEC2 Limited business has ten staff and is based in Coventry England. It has two operational divisions – Liberty E-Tech and Liberty E-Care.

Liberty E-Tech provides support to Electric Vehicle manufacturers. Liberty E-Tech’s know how covers all electric vehicle development phases from the initial feasibility studies to electric vehicle design and concept, prototype build, pre-production tests and validation including full homologation to all international standards for passenger electric cars and commercial electric vehicles. Liberty e-tech’s core competencies include…

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Systems specification and integration: Functional specification of vehicle systems, using unified modelling language (UML), and systems modelling language (SysML) to promote the generation of bug-free and unambiguous requirements.

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Diagnosis specification of vehicle systems, based on unified diagnostic services (ISO 14229 -1:2006) and unified diagnostic services over controller area networks (ISO 15765-X:2004)

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Vehicle architecture design, using controller area network buses (CAN buses, ISO11898), and local interconnect network sub-bus (LIN sub-bus)

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Simulation of electronic circuits

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Vehicle System Design Specification

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Design and DFMEA

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Full Prototype build and testing

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DVP, Test & Validation

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Support and planning of type approval / homologation activities

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IPR registry

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Assistance with Grant applications for early stage research and development work right up to full prototype evaluation and testing.

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System safety analysis expertise in: Potential failure modes and effects analysis for design and system level (D-FMEA and S-FMEA), to AIAG process including boundary identification and documentation, functional breakdown, block diagrams, interface diagrams, parameter diagrams (P-diagrams), Screen plots for targeting of RPNs after identification of critical and significant characteristics, functional hazard analysis.

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Diagnostics system specification for manufacturing systems, including SQL database tie-ins to production systems to accommodate product options and for storage of results in the main production management system.

The company are currently working on

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a serial hybrid solution – “plug and play” which can be removed from the vehicle when not in use and for which a patent application has been made;

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Bug-e, an Electric sports vehicle solution aimed at the younger market (so called Generation “Y”) providing fun and safety in the spirit of the “Beach Buggy”;

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Next generation pure electric delivery truck in the 3.5t to 7.5t GVW category.

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A testing program for an EV van in conjunction with a major car manufacturer

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Developing new “rare earth metal free” Electric motors in a Govt. sponsored program.

Liberty E-Care provides a full package of after sales support for all types of electric vehicles, and has contracts with several global companies to provide its services.

The Liberty E-Care team was created from the merger of the Liberty Electric Car support team and the Modec Service operation, which collectively had over 250 electric vehicles in the market across Europe. The combined team has over 200 man years of experience in automotive engineering, and 70 man years specifically in the EV sector. This unmatched level of knowledge and experience equips the team to supply the very highest level of service and support for all types of Electric Vehicles.

Liberty E-Care has recently launched a membership support programme called “The Club”. For an annual membership fee, the owner of an electric vehicle can access our highly skilled operators via a telephone hotline, receive software updates as and when required, and, in the case of an intervention, avoid paying a call out fee. The Liberty E-Care team is field based and thus intervention takes place at the owner’s location reducing down time.

Liberty E – Care is staffed by skilled EV technicians with years of experience, capable of diagnosing and repairing everything on an EV from the battery to the motors, from the software to the traction controllers, and much of it remotely due to proprietary remote diagnostic tools. E – Care will soon have the ability to overhaul and upgrade battery packs providing them with a second and third life as an EV energy source

Imperial Automotive Group Inc (hereinafter the “Company”) is a limousine and specialty vehicle manufacturing company. The Company intends to utilize the expertise of various suppliers for superior engineering design, warranty support to our customers, rebates for chassis purchases and a source of marketing funds. The Company will retain a design team that has a significant amount of experience in the creation and restoration of custom and classic automobiles’’. The Company was incorporated on October 12, 2011 as a Florida corporation, which intends to lease facilities in Springfield, Missouri for its manufacturing and development of custom limousines, buses, light trucks and other specialty vehicles. It plans to acquire the Imperial Coachwork assets and build high quality Limousines as one of the few QVM (Ford) certified builders. Imperial Coachworks creates specialist mobility transport for disabled drivers and provides a variety of unique transport solutions built to meet customers’ demands. The Imperial method for creating and converting vehicles, especially Limousines, employs unique “know-how” not seen from other competitors. The entire vehicle electrical system is controlled by a unique package that allows the driver to quickly and easily remedy problems; the vehicles are constructed using a significant proportion of Aluminium panels in order to eliminate rust, and reduce weight; the highly skilled design team can produce unique solutions for the most complicated problems, like disabled driver access vehicles that retain style and sportiness; new developments include “Titan” – a solution to the demand for 20 person Hummer based Limo’s that can no longer be met due to the demise of the Hummer product – sophisticated AND more cost effective, initial market reaction has been very positive.

Imperial Coachworks ambitions to build hybrid electric and pure electric SUV’s, Limousines and other large zero emission vehicles, AND Liberty Electric Cars desire to find an outlet for its technology in America first bought these two companies together. The combination of Imperial’s ability to build low volume high quality vehicles and provide access to the market combined with Liberty’s unique and proprietary electric drive train technology makes them the perfect partners to bring electric vehicle solutions to the market not just in North America but globally.

Imperial Coachworks currently develops and markets in 4 core business sectors:

Limousines or Livery vehicles

SUV conversions

Special Contracts (e.g. Limobuses)

Zero Emission versions of the above

Liberty Automotive Group has dynamic growth plans which may require additional funding over the next 3 years in order to achieve the full potential of the business. Current plans include: Acquire related EV businesses in order to lead consolidation in the industry, driving down costs through increased volumes; Fund a stock of vehicles for Imperial in order to avoid lost sales due to lack of stock; develop next generation (3rd) EV architecture; fund sales and marketing initiatives in relation to finished vehicles; develop a global presence; roll out Liberty E – Care in a franchised or wholly owned model.

Key Factors for Success of LAG

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Fast technology development

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Energy storage “type” agnostic

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3rd generation EV architecture under development – others still with 1st generation

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2,500,000 miles of EV experience in E-Tech

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Only independent EV after sales program in E – Care

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Unique manufacturing facility with key skills to implement EV prototype and limited production

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Strong IP (designs, patents, know-how, software, brands)

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Market access / strong OEM links

Location

Liberty Automotive Group, a USA business, will have its headquarters at 5200 NE 33rd Ave, Ft. Lauderdale, FL. Its European facilities are based in Coventry, West Midlands, the heartland of the UK’s innovation in Automotive engineering, where 10 employees are currently based. Further offices exist in Oxford UK and near to Paris in France. Both main US and UK locations can produce prototype and low volume manufacturing, as well as provide full design facilities for OEM’s. Future operations will be enhanced by expanding logistics operations to handle a growing aftermarket business focused on EV’s

Milestones

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Imperial and Liberty initiate collaboration on development of large format EV solutions 04/10

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Liberty signs agreement with Chinese Representative company (CUBE) 05/10

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Liberty E-Range receives SVA approval 01/11

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Liberty signs MoU with NLE (Iceland) for 150 car order over 5 years 02/11

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Liberty wins major development contract from $15bn US truck manufacturer O4/11

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Liberty E – Tech created to support growing demand for LAG’s technology 05/11

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Liberty E – Care created to support growing demand for EV after sales support 06/11

Management Team of Acquisition Candidates, page 16

12. We note your new disclosure in this section. However, please revise to also provide the information required by Item 401 of Regulation S-K for your current directors and executive officers.

Current Director information added.

Executive Compensation of Acquisition Candidates, page 20

13. We note your new disclosure in this section. However, please revise to also provide the information required by Item 402 of Regulation S-K for your current directors and named executive officers.

Current Officer and Director compensation information added.

Financial Information For the Acquisition Candidates, page 21

Unaudited Pro Forma Combined Financial Information, page II-16

OIC Reverse Merger on September 6, 2011, page II-16

14. In light of the fact that the acquisition with Liberty and Imperial have not yet closed, please revise the headings which currently state OIC, Reverse Merger as of September 6, 2011 and OIC, Reverse Merger on October 14, 2011, which appear to indicate that these mergers closed on such dates.

Headings revised.

15. Please refer to our prior comment 10. While we note your response indicates that the pro forma financial statements have been revised, it appears that your amendment continues to include pro forma balance sheets as of December 31, 2010. As previously indicated, a pro forma balance sheet giving effect to the transaction should be presented as of the end of the most recent period for which a consolidated balance sheet of the registrant is required. Please revise your pro forma financial statements to present them as of September 30, 2011, the date of the most recent interim financial statements required. See Rule 8-05 of Regulation S-X for guidance. Also note this comment applies to the pro forma information provided for the acquisition of Imperial that is presented on page II- 18.

Revised and updated.

OICco Reverse Merger on October 14, 2011 with Imperial Auto Group, page II-18

16. We note your response to our prior comment 14 that you have concluded that the acquisition of Imperial will be a business acquisition as prescribed by FASB ASC 805 rather than a reverse merger. However, it does not appear that you have revised your disclosure regarding your anticipated accounting as part of the pro forma balance sheet presented on page II-18 or foot notes presented on page II-19. We note your disclosure as part of note 4 continues to indicate that you have determined that the acquisition of Imperial Auto Group is a reverse merger. Please respond to the following:

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Please revise your notes to indicate your accounting for the acquisition of Imperial as a business acquisition in accordance with FASB ASC 805.

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Please revise your pro forma adjustments and presentation on page II-18 to reflect the business combination, specifically notes 2, 3, and 4.

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Please explain why your pro forma balance sheet does not include the assets of Imperial, as indicated in your audited financial statements on page II-36.

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As noted above, please also revise the heading to eliminate the reference to a reverse merger, revise to eliminate your heading that indicates the acquisition was completed on October 14, 2011, and present the pro forma balance sheet as of September 30, 2011 (the most recent period that financial statements are required).

Revised.

Financial Statements of Liberty Electric Car Limited, page II-20

17. Please refer to our prior comment 11. While your response indicates that interim financial statements for the period ended September 30, 2011 have been included, we are unable to locate those financial statements. Please revise to provide the interim financial statements for the interim periods specified in Rule 8-03 of Regulation S-X, which, based on the information in your filing, appears should be as of and for the interim period ended September 30, 2011 and for the required comparable interim period of the preceding fiscal year.

Rule 8-03 periods added.

Notes to the Financial Statements, page II-26

Note 1 – Summary of Significant Accounting Policies, page II-26

Revenue Recognition, page II-27

18. Please refer to our prior comment 12. Despite your response that this disclosure has been revised, we continue to note your disclosure that the company has been in the development stage since inception and has no operations to date, and the company currently does not have a means for generating revenue. This disclosure does not appear to be consistent with the related financial statements presented. Please revise to disclose Liberty’s current revenue recognition policy.

Revenue recognition policy will be changed in page II-27, please refer below for the revenue recognition policy disclosure.

Revenue Recognition — The Company derives revenues from auto sales.  The Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred and/or services are provided to the customer, (iii) the collection of fees is reasonably assured, and (iv) the amount of fees to be paid by the customer is fixed or determinable.

Revenue is reduced by estimated sales returns and allowances. The Company analyzes the following factors: historical returns, current economic trends, levels of inventories of the Company’s products held by its customers, changes in customer composition, and changes in customer demand and acceptance of the Company’s products, and uses this information to review and determine the adequacy of the reserve. This reserve is reflected as a reduction to accounts receivable in the accompanying consolidated balance sheets and a reduction to revenue in the accompanying consolidated statements of operations.

Financial Statements of Imperial Automotive Group, Inc., page II-34

19. Please revise the notes to these financial statements to clearly indicate the date Imperial has adopted as its fiscal year end.

The following footnote will be changed in Note 1 of Imperial Automotive Group.

Note 1: Adoption of OIC fiscal year end.  Imperial Automotive Group (“the Company”) was incorporated on October 15, 2011.  The Company adopted the fiscal year end of OIC which is December 31.

Item 13 – Other Expenses of Issuance and Distribution, page II-1

20. Please revise to ensure that this disclosure relates to the reconfirmation offer. For example, we note the language “assuming the maximum proceeds are raised.”

Revised to reflect the expenses of the reconfirmation offering.

Exhibit 23.1

21. We note that the auditors consent refers to Liberty and Imperial as subsidiaries of the company. In light of the fact that the acquisitions have not yet been completed, please ask your auditors to revise their consent accordingly.

Consent revised.

Very truly yours,

/s/ Joshua Sisk

Joshua Sisk, President